EXHIBIT 12.2
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Three months ended March 31, (in millions, except ratios)	2014
Excluding interest on deposits
Income before income tax expense	$7,507
Fixed charges:
Interest expense	1,700
One-third of rents, net of income from subleases (a)	163
Total fixed charges	1,863
Add: Equity in undistributed loss of affiliates	260
Income before income tax expense and fixed charges, excluding capitalized interest	$9,630
Fixed charges, as above	$1,863
Preferred stock dividends (pre-tax)	317
Fixed charges including preferred stock dividends	$2,180
Ratio of earnings to fixed charges and preferred stock dividend requirements	4.42
Including interest on deposits
Fixed charges including preferred stock dividends, as above	$2,180
Add: Interest on deposits	426
Total fixed charges including preferred stock dividends and interest on deposits	$2,606
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$9,630
Add: Interest on deposits	426
Total income before income tax expense, fixed charges and interest on deposits	$10,056
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.86

(a)	The proportion deemed representative of the interest factor.